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             STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

     Basic earnings per common share of $1.55 for the year ended December 31, 1999 was calculated by dividing net income of $4.5 million for the period January 1, 1999 to December 31, 1999 by the weighted-average number of common shares outstanding of 2,926,318.